Eric Baldev

Education

Business - Economics
The Ohio State University, Columbus, Ohio 1999-2002

Recent Work Experience

PvP Board Chair 2019 - present
PVP International Inc.

- Co-founded company leading it through early setup stages and funding rounds totaling $3.5m.
- Led board meetings and review of corporate stock incentive plans and packages.
- Guided company through board member changes and strategic additions.
- Referrals and alignment of capital for the company > $500k.

Owner & Partner 2018-present
EB Tech, LLC

- Holdings and investment company focused on startups and real estate.
- Startup capital for companies across technology and consumer products.
- Real estate investments focused on short term rentals in Arizona market.
- Consulting and Advisory leveraging personal network.